FOR IMMEDIATE RELEASE

ICAHN ISSUES STATEMENT REGARDING UPCOMING ANNUAL MEETING OF SHAREHOLDERS OF
MENTOR GRAPHICS CORPORATION

Contact: Susan Gordon, (212) 702-4309

New York, New York, May 17, 2012 – Carl C. Icahn today issued the following statement regarding the upcoming annual meeting of shareholders of Mentor Graphics Corporation, which is scheduled for May 30, 2012:

“All tyranny needs to gain a foothold is for people of good conscience to remain silent.”
-	Thomas Jefferson, 1821

As the company's largest shareholder, we were disappointed by the Board's decision not to re-nominate Gary Meyers and Jose Maria Alapont, two of the three directors elected by shareholders as a result of our proxy contest last year. We view this action as an affront to shareholders and shareholder democracy – especially given that ISS, the leading independent proxy advisory firm, recommended last year that shareholders vote FOR both Messrs. Alapont and Meyers.

This action, in combination with the board's recent decision to extend the company’s odious poison pill without shareholder approval, clearly indicates that the company's long track record of poor corporate governance has still not changed. Indeed, on May 15th, ISS issued a report recommending that shareholders WITHHOLD votes for all of the incumbent director nominees because of the board’s unilateral extension of the pill.

Today we were provided with a copy of the attached letter from Mentor Graphics to ISS, which indicates that David Schechter, our nominee and the last remaining shareholder representative on the board, voted AGAINST extending the poison pill.

We agree with ISS’ view that WITHHOLD votes are warranted for incumbent director nominees Walden Rhines, Gregory Hinckley, Peter Bonfield, Kevin McDonough and Patrick McManus. However, we believe that shareholders would benefit greatly by having Mr. Schechter remain as a director to serve as a last line of defense against the despotic impulses of the still-entrenched majority. We hope that ISS will consider changing its voting recommendation as to Mr. Schechter due to his demonstrated unwillingness to “remain silent in the face of tyranny.” Hopefully, his presence in the boardroom will be a constant reminder to the other directors that contemptuous behavior aimed at disenfranchising the owners of the company will not go unnoticed by the shareholders.

******

Mentor
Graphics
Mentor Graphics Corporation 8005 SW Boeckman Road
Wilsonville, Oregon 97070-7777

May 16, 2012

Allen Smith
ISS Proxy Advisory Services
An MSCI Brand

Re: Mentor Graphics Corporation proxy statement report dated May 15, 2012

Dear Mr. Smith:

I note that in its May 15, 2012, report on the Mentor Graphics Corporation proxy statement, ISS recommended a "withhold" for certain directors of Mentor Graphics:

WITHHOLD votes are warranted for incumbent director nominees Walden Rhines, Gregory Hinckley, Peter Bonfield, Kevin McDonough, Patrick McManus, and David Schechter for extending the term of the company's poison pill without shareholder approval.

Director David Schechter voted against extending the term of the rights plan. Please take appropriate action if this information changes your recommendation.

Sincerely,

MENTOR GRAPHICS CORPORATION

/s/ Dean Freed
Dean Freed
Vice President and General Counsel

cc:  Chris Cernich
       Martha Carter